

December 13, 2011

Via E-mail
Mr. Craig W. Carlson
Chief Financial Officer
Talon Therapeutics, Inc.
2207 Bridgepointe Parkway, Suite 250
San Mateo, CA 94404

> **Re: Talon Therapeutics, Inc.**
> **Form 10-K**
> **Filed March 28, 2011**
> **File No. 001-32626**

Dear Mr. Carlson:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 15. Exhibits and Financial Statements, page 56

1. We note your statement at page 8 that you have been granted an exclusive license to certain patents to commercialize Optisome products for all uses throughout the world under a research agreement between Tekmira and the British Columbia Cancer Agency. We also note that your risk factor at page 30 states that the British Columbia Cancer Agency may terminate your rights to Marqibo, Alocrest, and Brakiva pursuant to certain underlying agreements governing your licenses. Based upon these statements, it appears that your business may be substantially dependent on this agreement. Please file the exclusive license agreement with the British Columbia Cancer Agency as an exhibit or provide a legal analysis as to why this agreement is not required to be filed as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3674, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director